# Exhibit 4.  Organizational Structure
## Exhibit 4-1: Organization Chart

( Effective on June 1, 2019 )



JCR does not register the class of asset backed securities as NRSRO ratings.

# Exhibit 4-2: Organization/ Responsibilities

| Department/ Division | Area of Responsibility | Head of Department/ Division/ Group |
|---|---|---|
| Internal Audit Division | Internal audit for all Departments, divisions and groups of the company | Division Manager/ Tetsuya Yamamoto |
| Compliance Management Division | Assistance to the Chief Compliance Officer | Division Manager/ Koichi Fujimoto |
| Rating Planning Dept. | Formulation of basic policies and other policies related to overall rating operations, Formulation of methods, standards, and other items related to various ratings | General Manager, Head/ Kenji Sumitani |
| Rating Administration Dept. | Providing administrative services to rating-related Committees and rating operations | General Manager, Head/ Kenji Sumitani |
| Hybrid Finance Division | Assisting other rating Departments' rating operations concerning evaluation of hybrid financial instruments | Division Manager/ Kiichi Sugiura |
| Financial Institution Rating Dept. | Rating operations on financial institutions, Research and study on the financial industry, Management of Public Sector Group | General Manager, Head/ Shozo Matsumura |
| Public Sector Rating Division | Rating operations on the public sector, Research and studies on the public sector | Division Manager/ Atsushi Kato |
| Corporate Rating Dept. I | Rating operations for residents (mainly non-manufacturing), Management of Medical & Educational Institution Rating Division | General Manager, Head/ Mikiya Kubota |
| Medical & Educational Institution Rating Division | Rating operations on medical and educational institutions | Division Manager/ Shigenobu Tonomura |
| Corporate Rating Dept. II | Rating operations for residents (mainly manufacturing), Management of SME Rating Division | General Manager, Head/ Hiroyuki Chikusa |
| SME Rating Division | Rating operations on small and medium sized enterprises (SMEs) | Division Manager/ Hiroyuki Chikusa |
| Structured Finance Dept. | Rating operations for structured finance , Research and study on the structured finance, Management of Asset Backed Securitization Division and Real Estate & REIT Division. | General Manager, Head/ Kenji Sumitani |
| Asset Backed Securitization Division | Rating operations for Asset Backed Securitization, Research and study on the Asset Backed Securitization. | Division Manager/ Hideyuki Syoji |
| Real Estate & REIT Division | Rating operations for Real Estate & J-REIT, Research and study on the Real Estate & J-REIT. | Division Manager/ Takanori Akiyama |
| Project & Asset Finance Division | Rating operations for project finance, asset finance, domestic and cross boarder syndicated loan, etc., Research and study on the project finance, asset finance, domestic and cross boarder syndicated loan, etc. | Division Manager/ Kiichi Sugiura |
| International Dept. | Rating operations for non-resident entities | General Manager, Head/ Atsushi Masuda |
| Sustainable Finance Evaluation Dept. | Evaluating Green bonds and other ESG factors, Research and study on Green bond, ESG and other related issues | General Manager, Head/ Atsuko Kajiwara |
| Information Services Dept. | Providing rating information, planning, editing, publication, and selling of published matters issued by the Company | General Manager, Head/ Shoji Yamamoto |
| Translation Division | English translation of published matters and in-house documents | Division Manager/ Shoji Yamamoto |
| Relationship Management Dept. | Promotion of rating business for specific bonds and other bonds, Promotion of business, such as consignment research and studies and other items, Planning related to fees and handling charges, such as rating fees and others | General Manager, Head/ Kazuhiro Hatano |
| Strategic Marketing Dept. | Strategic planning and promotion of new areas and products including project finance, asset finance, domestic and cross boarder syndicated loans etc. | General Manager, Head/ Fumihiro Honda |
| Corporate Management & Planning Dept. | Planning and negotiations related to public relations, Items related to employment, payroll, and welfare, Items related to budget, account settlement, and accounting, Items related education and training of employees | General Manager, Head/ Yoshinori Namioka |
| Financial Technology Division | Planning of items related to systems for rating | Division Manager/ Hiroyuki Ikeuchi |
| Research Division | Research and study on politic, economic and financial situation in and outside Japan | Division Manager/ Koichi Tajima |

( Effective on July 16, 2019 )

JCR does not register the class of asset backed securities as NRSRO ratings.

# Exhibit 4-3:
## Directors' Areas/Departments of Responsibilities

| Director | Areas/Departments of Responsibilities |
|---|---|
| Shokichi Takagi<br>President | Overall |
| Takuro Shimada<br>Managing Director | Ratings<br>Matters directly requested from the President |
| Haruki Iinuma<br>Director | Outside Director |
| Shigeo Kusuoka<br>Director | Outside Director |
| Kiichiro Masui<br>Director | Outside Director |
| Akihiro Miki<br>Director | Outside Director |

## Executive Officers' Areas/Departments of Responsibilities

| Executive Officer | Areas/Departments of Responsibilities |
|---|---|
| Shozo Matsumura<br>Managing Executive Officer | Rating Departments<br>Financial Institution Rating Department (as a General Manager, Head)<br>Matters directly requested from the President |
| Kazuhiro Hatano<br>Managing Executive Officer | Relationship Management Department (as a General Manager, Head)<br>Strategic Marketing Department<br>Matters directly requested from the President |
| Yoshinori Namioka<br>Executive Officer | Sustainable Finance Evaluation Department<br>Information Services Department<br>Corporate Management & Planning Department (as a General Manager, Head)<br>Matters directly requested from the President |

( Effective on July 16, 2019 )

JCR does not register the class of asset backed securities as a NRSRO ratings.